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                                         Commission File No. 2-61271 and 2-72713



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

           Report on Disclosure of Information of ITO-YOKADO CO., LTD.

                              ITO-YOKADO CO., LTD.
                              --------------------
                 (Translation of registrant's name into English)

            1-4, SHIBAKOEN 4-CHOME, MINATO-KU, TOKYO 105-8571, JAPAN
            --------------------------------------------------------
                    (Address of principal executive offices)


     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

                Form 20-F  x                     Form 40-F
                         -----                            -----

   [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.]

                Yes                               No  x
                   -----                            -----

[If "Yes" is marked, indicate below the file number assigned to the registrant
in connection with Rule 12g3-2 (b). 82-     ]
                                       -----


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[Translation]


                                                                  March 20, 2003

To:  Each of the Parties Concerned

                    Name of the Company:           Ito-Yokado Co., Ltd.
                    Address of Head Office:        1-4, Shiba Koen 4-chome,
                                                   Minato-ku, Tokyo

                    Name of Representative
                    of the Company:                Toshifumi Suzuki
                                                   President and Representative
                                                   Director

                    (Securities Code No. 8264, the First Section of the Tokyo Stock Exchange)
                    Addressee to Contact:          Takeshi Umemoto
                                                   General Manager of Finance
                                                   Dept. of Ito-Yokado Co., Ltd.
                                                   Tel: 03-3459-2131 (direct)


             NOTICE OF REVISION OF THE CONSOLIDATED BUSINESS RESULTS
              FORECAST FOR THE FISCAL YEAR ENDED FEBRUARY 28, 2003

     In light of the trends in business results toward the end of the fiscal year, the Company has revised the consolidated business results forecast for the fiscal year ended February 28, 2003 (from March 1, 2002 to February 28, 2003), made public on October 10, 2002, and it is hereby amended as follows:

                                   PARTICULARS

1.   Reasons for the revision of business results forecast

(a) Revenues from operations:

     While business results of the domestic business have performed favorably as scheduled, revenues from operations will fall slightly short of the initial forecast. This is due to the fact that the exchange rate of the Yen, which was used for the consolidated settlement of accounts of foreign subsidiaries, has appreciated more than expected.

(b) Operating income, Income from continuing operations before income taxes, Net income:

     Ito-Yokado Group has implemented the Business Reengineering Plan since the previous fiscal year, under which the Group has aimed at the recovery of profitability in the future.

     Upon application, the Ito-Yokado Group Employee Pension Fund obtained approval from Japan's Ministry of Health, Labor and Welfare for exemption from the future benefit obligation with respect to the portion of the Employee Pension Fund that the Company and certain of its subsidiaries operate on behalf of the Government. Under the accounting principles generally accepted in the United States of America, this change has not directly affected the settlement of consolidated accounts for the fiscal year under review, however, special profits which each of the Group companies was scheduled to account for and special profits scheduled to accrue on the consolidated basis under the accounting principles generally accepted in Japan due to the


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aforesaid exemption, enabled each of the Group companies to consummate the closure of unprofitable stores and an aggressive large-scale renovation of a number of stores during the second half of the fiscal year ended February 28, 2003. In addition, the Group put its energies into building of the operating base in the financial service area, in which the Group newly entered. As a result, operating expenses increased more than initially forecasted and thus income will be lower than the original plan.

2. Revised business results forecast for the fiscal year ended February 28, 2003 (from March 1, 2002 to February 28, 2003)

[Consolidated results]

[REFERENCE:  JAPANESE GAAP]

                                                                           (Millions of yen)
                                                   ----------------------------------------------------------------
                                                   Revenues from     Operating          Recurring             Net
                                                    Operations        Income             Income              Income
                                                   -------------     ---------          ---------            ------
Previous forecast (A)                                3,573,000        210,000            203,000             59,700
Revised forecast (B)                                 3,553,000        200,500            193,000             42,000
Increase or decrease (B)-(A)                           -20,000         -9,500            -10,000            -17,700
Percentage of increase or decrease (%)                   -0.6%          -4.5%              -4.9%             -29.6%
Reference:
Ratio of revised forecast to the results for            101.4%         100.2%              98.3%             106.9%
the previous fiscal year (%)
Results for the fiscal year ended February           3,503,619        200,067            196,411             39,304
28, 2002:




[U.S. GAAP]


                                                                           (Millions of yen)
                                                   ----------------------------------------------------------------
                                                                                       Income from
                                                                                        Continuing
                                                                                        Operations
                                                   Revenues from     Operating        before Income            Net
                                                    Operations        Income              Taxes              Income
                                                   -------------     ---------        -------------          ------
Previous forecast (A)                                3,383,000         192,000           183,000             34,500
Revised forecast (B)                                 3,357,000         172,000           159,000             20,000
Increase or decrease (B)-(A)                           -26,000         -20,000           -24,000            -14,500
Percentage of increase or decrease (%)                   -0.8%          -10.4%            -13.1%             -42.0%
Reference:
Ratio of revised forecast to the results for            105.6%          104.4%             90.6%              38.2%
the previous fiscal year (%)
Results for the fiscal year ended February           3,179,480         164,770           175,507             52,323
28, 2002:


o The consolidated business results of the Company for the fiscal year ended February 28, 2002 are modified after application of the provisions of statement of Financial Accounting Standard ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" issued in August 2001.




                                     - 2 -
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Note:
     The foregoing are forward-looking statements based on a number of assumptions and beliefs in light of the information currently available to management and subject to significant risks and uncertainties. Actual financial results may differ materially depending on a number of factors including adverse economic conditions, currency exchange rate fluctuations, adverse legislative and regulatory developments, delays in new product launches, pricing and product initiatives of competitors, the inability of the Company or its subsidiaries or affiliates to market existing and new products effectively, interruptions in production, infringements of the intellectual property rights of the Company or its subsidiaries or affiliates, and the adverse outcome of material litigation.

                                                                         - End -


                                     - 3 -

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                                    SIGNATURE


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.



                                                        ITO-YOKADO CO., LTD.
                                                        (Registrant)

March 20, 2003

                                                        By:  /s/Akira Miyauchi
                                                           ---------------------
                                                             Akira Miyauchi
                                                             Managing Director